Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended September 30, 2026 and 2025

(Expressed in United States Dollars)

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in US dollars)

	Notes	September 30, 2026	June 30, 2026
ASSETS
Current Assets
Cash and cash equivalents	12	$36,922,547	$38,565,329
Receivables		96,155	81,208
Deposits and prepayments		516,608	243,330
		37,535,310	38,889,867

Non-current Assets
Property, plant and equipment	4	960,009	936,947
Mineral property interests	5	122,065,430	120,675,217
TOTAL ASSETS		$160,560,749	$160,502,031

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	6	$1,373,022	$936,142
Due to a related party	7	223,290	189,655
		1,596,312	1,125,797
Total Liabilities		1,596,312	1,125,797

Equity
Share capital	8	216,306,428	215,380,495
Share-based payment reserve		19,419,615	19,454,623
Accumulated other comprehensive income		7,248,541	7,133,554
Deficit		(84,010,147)	(82,592,438)
Total Equity		158,964,437	159,376,234

TOTAL LIABILITIES AND EQUITY		$160,560,749	$160,502,031

Approved on behalf of the Board:

(Signed) Maria Tang
Director

(Signed) Jalen Yuan
CEO

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Loss

(Expressed in US dollars)

		Three months ended September 30,
	Notes	2026	2025
Operating expense
Project evaluation and corporate development		$(1,829)	$(14,619)
Depreciation	4	(31,154)	(47,090)
Filing and listing		(105,573)	(74,745)
Corporate affairs and investor relations		(123,732)	(94,174)
Professional fees		(69,559)	(92,981)
Salaries and benefits		(449,718)	(432,582)
Office and administration		(257,263)	(235,815)
Share-based compensation	8(b)	(403,290)	(324,826)
Total operating expense		(1,442,118)	(1,316,832)

Other income
Income from investments	3	$316,590	$114,051
Gain on disposal of property, plant and equipment	4	1,570	-
Foreign exchange (loss) gain		(293,751)	457,144
Total other income		24,409	571,195

Net loss		$(1,417,709)	$(745,637)

Loss per share - basic and diluted		$(0.01)	$(0.00)
Weighted average number of common shares - basic and diluted		185,390,831	172,047,125

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in US dollars)

		Three months ended September 30,
	Notes	2026	2025
Net loss		$(1,417,709)	$(745,637)
Other comprehensive income(loss), net of taxes:
Items that may subsequently be reclassified to net loss:
Currency translation adjustment, net of tax of $nil		114,987	(644,640)
Other comprehensive income (loss), net of taxes		$114,987	$(644,640)

Total comprehensive loss, net of taxes		$(1,302,722)	$(1,390,277)

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in US dollars)

		Three months ended September 30,
	Notes	2026	2025
Operating activities
Net loss		$(1,417,709)	$(745,637)
Add (deduct) items not affecting cash:
Income from investments	3	(316,590)	(114,051)
Depreciation	4	31,154	47,090
Gain on disposal of property, plant and equipment	4	(1,570)	-
Share-based compensation	8(b)	403,290	324,826
Foreign exchange loss (gain)		293,751	(457,144)
Changes in non-cash operating working capital	12	380,387	172,017
Interest received	3	316,590	100,673
Net cash used in operating activities		(310,697)	(672,226)

Investing activities
Mineral property interest
Capital expenditures		(1,381,110)	(703,850)
Property, plant and equipment
Additions	4	(56,797)	-
Proceeds on disposals	4	6,154	-
Net cash used in investing activities		(1,431,753)	(703,850)

Financing activities
Proceeds from issuance of common shares for option exercised		306,943	92,409
Net cash provided by financing activities		306,943	92,409

Effect of exchange rate changes on cash		(207,275)	159,825

Decrease in cash and cash equivalents		(1,642,782)	(1,123,842)

Cash and cash equivalents, beginning of the period		38,565,329	16,839,959

Cash and cash equivalents, end of the period		$36,922,547	$15,716,117
Supplementary cash flow information	12

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in US dollars)

		Share capital
	Notes	Number of common shares issued	Amount	Share-based payment reserve	Accumulated other comprehensive income (loss)	Deficit	Total equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Balance, July 1, 2025		171,904,301	$183,315,257	$20,676,968	$8,697,745	$(78,402,069)	$134,287,901	$-	$134,287,901
Options exercised		65,222	128,896	(36,487)	-	-	92,409	-	92,409
Restricted share units vested		317,682	578,541	(578,541)	-	-	-	-	-
Share-based compensation				325,786	-	-	325,786	-	325,786
Net loss		-	-	-	-	(745,637)	(745,637)	-	(745,637)
Currency translation adjustment		-	-	-	(644,640)	-	(644,640)	-	(644,640)
Balance, September 30, 2025		172,287,205	184,022,694	20,387,726	8,053,105	(79,147,706)	133,315,819	-	133,315,819
Options exercised		834,805	2,795,129	(893,300)	-	-	1,901,829	-	1,901,829
Restricted share units distributed		700,014	1,553,433	(1,553,433)	-	-	-	-	-
Share-based compensation		-	-	1,513,630	-	-	1,513,630	-	1,513,630
Net common shares issued through bought deal financing		11,385,000	27,009,239	-	-	-	27,009,239	-	27,009,239
Net loss		-	-	-	-	(3,444,732)	(3,444,732)	-	(3,444,732)
Currency translation adjustment		-	-	-	(919,551)	-	(919,551)	-	(919,551)
Balance, June 30, 2026		185,207,024	$215,380,495	$19,454,623	$7,133,554	$(82,592,438)	$159,376,234	$-	$159,376,234
Options exercised	8(b)(i)	190,668	439,947	(133,004)	-	-	306,943	-	306,943
Restricted share units distributed	8(b)(ii)	229,952	485,986	(485,986)	-	-	-	-	-
Share-based compensation	8(b)	-	-	583,982	-	-	583,982	-	583,982
Net loss		-	-	-	-	(1,417,709)	(1,417,709)	-	(1,417,709)
Currency translation adjustment		-	-	-	114,987	-	114,987	-	114,987
Balance, September 30, 2026		185,627,644	$216,306,428	$19,419,615	$7,248,541	$(84,010,147)	$158,964,437	$-	$158,964,437

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

1.	CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American stock exchange (“NYSE-A”) under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2026. These unaudited condensed consolidated interim financial statements follow the same accounting policies, estimates and judgements set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2026.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three months ended September 30, 2026 and 2025 were approved and authorized for issuance in accordance with a resolution of the Board of Directors (the “Board”) dated on November 2, 2026.

(b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	September 30,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2026	2026	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
New Pacific Success Inc.	Holding company	BVI	100%	100%
New Pacific Forward Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Exploration company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Corporate service company	Bolivia	100%	100%
Colquehuasi S.R.L.	Exploration company	Bolivia	100%	100%	Silverstrike
Pathfinder Mining S.R.L.	Exploration company	Bolivia	100%	100%	Carangas

(i) British Virgin Islands ("BVI")

(c)	New IFRS Accounting Standards and interpretations not yet applied

IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside of an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements.

3.	INCOME FROM INVESTMENTS

Income from investments consist of:

	Three months ended September 30,
	2026	2025
Fair value change on equity investments	$-	$13,378
Interest income	316,590	100,673
Income from investments	$316,590	$114,051

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

Cost	Land and building	Machinery	Motor vehicles	Office equipment and furniture	Computer software	Total
Balance, July 1, 2025	$630,000	$525,407	$486,490	$387,206	$90,753	2,119,856
Additions	-	19,244	-	15,169	-	34,413
Disposals	-	(134,000)	-	-	-	(134,000)
Foreign currency translation impact	-	-	-	(3,885)	(3,621)	(7,506)
Balance, June 30, 2026	$630,000	$410,651	$486,490	$398,490	$87,132	$2,012,763
Additions	-	-	-	56,797	-	56,797
Disposals	-	-	-	(5,803)	-	(5,803)
Foreign currency translation impact	-	-	-	147	135	282
Balance, September 30, 2026	$630,000	$410,651	$486,490	$449,631	$87,267	$2,064,039

Accumulated depreciation and amortization
Balance, July 1, 2025	$-	$(293,874)	$(359,873)	$(242,559)	$(90,753)	$(987,059)
Depreciation	$-	$(57,942)	$(73,645)	$(38,813)	-	(170,400)
Disposals	-	74,289	-	-	-	74,289
Foreign currency translation impact	-	-	-	3,733	3,621	7,354
Balance, June 30, 2026	$-	$(277,527)	$(433,518)	$(277,639)	$(87,132)	$(1,075,816)
Depreciation	-	(6,361)	(9,037)	(15,756)	-	(31,154)
Disposals	-	-	-	3,208	-	3,208
Foreign currency translation impact	-	-	-	(133)	(135)	(268)
Balance, September 30, 2026	$-	$(283,888)	$(442,555)	$(290,320)	$(87,267)	$(1,104,030)

Carrying amount
Balance, June 30, 2026	$630,000	$133,124	$52,972	$120,851	$-	$936,947
Balance, September 30, 2026	$630,000	$126,763	$43,935	$159,311	$-	$960,009

For the three month ended September 30, 2026, certain office equipment and furniture were disposed for proceeds of $6,154 and gain of $1,570 (three month ended September 30, 2025 - $nil).

5.	MINERAL PROPERTY INTERESTS

(a)	Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 33 kilometres (“km”) northeast of Potosí City, the department capital. The project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres (“m”) above sea level.

For the three months ended September 30, 2026, total expenditures of $439,199 (three months ended September 30, 2025 - $513,274) were capitalized under the project.

(b)	Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to an area of 39 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project.

For the three months ended September 30, 2026, total expenditures of $916,576 (three months ended September 30, 2025 - $173,583) were capitalized under the project.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

(c)	Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia.

For the three months ended September 30, 2026, total expenditures of $10,838 (three months ended September 30, 2025 - $15,472) were capitalized under the project.

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, June 30, 2025	$90,580,869	$21,353,851	$4,999,645	$116,934,365
Capitalized exploration expenditures
Reporting and assessment	765	519,339	-	520,104
Drilling and assaying	11,014	8,919	589	20,522
Project management and support	1,610,799	958,627	55,006	2,624,432
Camp service	899,749	154,812	19,458	1,074,019
Permit and license	6,359	42,203	-	48,562
Value added tax not claimed	176,952	21,178	965	199,095
Foreign currency impact	(527,807)	(181,714)	(36,361)	(745,882)
Balance, June 30, 2026	$92,758,700	$22,877,215	$5,039,302	$120,675,217
Capitalized exploration expenditures
Reporting and assessment	-	42,365	-	42,365
Drilling and assaying	-	1,868	-	1,868
Project management and support	291,326	747,881	8,316	1,047,523
Camp service	109,200	62,433	2,066	173,699
Permit and license	2,887	51,756	-	54,643
Value added tax not claimed	35,786	10,273	456	46,515
Foreign currency impact	17,838	4,427	1,335	23,600
Balance, September 30, 2026	$93,215,737	$23,798,218	$5,051,475	$122,065,430

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	September 30, 2026	June 30, 2026
Accounts payable	$492,185	$387,991
Accrued liabilities	880,837	548,151
	$1,373,022	$936,142

7.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere, if any, in the consolidated financial statements are as follows:

Due to a related party	September 30, 2026	June 30, 2026
Silvercorp Metals Inc.	$223,290	$189,655

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

(a)            Silvercorp Metals Inc. (“Silvercorp”) has one director and one officer in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of the Company for the three months ended September 30, 2026 were $251,095 (three months ended September 30, 2025 - $208,463).

(b)            Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three months ended September 30, 2026 and 2025 are as follows:

	Three months ended September 30,
	2026	2025
Director's cash compensation	$26,799	$16,336
Director's share-based compensation	126,465	137,653
Key management's cash compensation	165,934	97,067
Key management's share-based compensation	226,647	108,072
	$545,845	$359,128

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

8.	SHARE CAPITAL

(a)  Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)  Share-based compensation

The Company has a share-based compensation plan (the “Plan”) under which the Company may issue stock options and restricted share units (“RSUs”). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the three months ended September 30, 2026, a total of $403,290 (three months ended September 30, 2025 - $324,826) was recorded as share-based compensation expense.

For the three months ended September 30, 2026, a total of $180,693 (three months ended September 30, 2025 – $960) was capitalized under mineral property interests.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

(i)	Stock options

The continuity schedule of stock options, as at June 30, 2026, is as follows:

	Number of options	Weighted average exercise price (CAD$)
Balance, July 1, 2025	4,696,000	$2.68
Options granted	400,000	4.67
Options exercised	(900,027)	3.04
Options forfeited	(381,335)	2.42
Balance, June 30, 2026	3,814,638	$2.83
Options exercised	(190,668)	2.24
Options forfeited	(18,888)	2.38
Balance, September 30, 2026	3,605,082	$2.86

The following table summarizes information about stock options outstanding as at September 30, 2026:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices (CAD$)	September 30, 2026	contractual life (years)	September 30, 2026	exercise price (CAD$)
$1.58	1,066,416	3.37	472,166	$1.58
2.10	713,001	2.30	570,332	$2.10
3.33	103,000	0.35	103,000	$3.33
3.42	587,000	1.30	587,000	$3.42
3.67	20,000	1.32	20,000	$3.67
3.89	5,000	0.40	5,000	$3.89
4.00	733,000	0.68	733,000	$4.00
4.67	377,665	4.39	52,671	$4.67
$1.58 - $4.67	3,605,082	2.28	2,543,169	$2.97

Subsequent to September 30, 2026, a total of 100,000 options were exercised with an average exercise price of CAD $3.30.

(ii)	RSUs

The continuity schedule of RSUs, as at September 30, 2026, is as follows:

	Number of shares	Weighted average grant date closing price per share (CAD$)
Balance, June 30, 2025	2,188,866	$2.40
Granted	745,000	4.67
Forfeited	(182,834)	2.08
Distributed	(1,017,696)	2.88
Balance, June 30, 2026	1,733,336	$3.12
Forfeited	(32,222)	2.49
Distributed	(229,952)	2.96
Balance, September 30, 2026	1,471,162	$3.16

Subsequent to September 30, 2026, a total of 129,417 RSUs were vested and distributed.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

9.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2026 and June 30, 2026 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2026
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$36,922,547	$-	$-	$36,922,547

	Fair value as at June 30, 2026
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$38,565,329	$-	$-	$38,565,329

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of September 30, 2026, and June 30, 2026, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 1, 2, or 3 during the three months ended September 30, 2026.

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. As at September 30, 2026, the Company had a working capital position of $35,938,998 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration and development expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

In the normal course of business, the Company may enter into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	September 30, 2026		June 30, 2026
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$1,373,022	$1,373,022	$936,142
Due to a related party	223,290	223,290	189,655
	$1,596,312	$1,596,312	$1,125,797

(c)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	September 30, 2026	June 30, 2026
United States dollars	$625,101	$626,576
Bolivianos	1,638,332	1,728,490
Total	$2,263,433	$2,355,066

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$250,356	$220,948
Bolivianos	429,262	465,380
Total	$679,618	$686,328

As at September 30, 2026, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $3,747.

As at September 30, 2026, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $12,091.

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2026. The Company, from time to time, also owns cashable guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash and cash equivalent that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash and cash equivalent is held with major financial institutions. Bonds by nature are exposed to more credit risk than cash and cash equivalent. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at September 30, 2026, the Company had a receivables balance of $96,155 (June 30, 2026 - $81,208).

10.	CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash, cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

11.	SEGMENTED INFORMATION

As at and for the three months ended September 30, 2026, the Company operates in four (as at and for the three months ended September 30, 2025 – four) reportable operating segments, one being the corporate segment; the other three being the exploration and development segments based on mineral properties in Bolivia. These reportable segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker (“CODM”).

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

(a)	Segment information for assets and liabilities are as follows:

	September 30, 2026
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$35,724,721	$754,152	$455,933	$(12,259)	$36,922,547
Plant and equipment	131,409	116,847	78,331	633,422	960,009
Mineral property interests	-	93,215,737	23,798,218	5,051,475	122,065,430
Other assets	519,334	62,885	30,544	-	612,763
Total Assets	$36,375,464	$94,149,621	$24,363,026	$5,672,638	$160,560,749

Total Liabilities	$(1,487,497)	$(75,173)	$(29,661)	$(3,981)	$(1,596,312)

	June 30, 2026
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash and cash equivalents	$37,292,965	$742,235	$542,341	$(12,212)	$38,565,329
Plant and equipment	134,578	129,228	39,467	633,674	936,947
Mineral property interests	-	92,758,700	22,877,215	5,039,302	120,675,217
Other assets	276,914	26,539	21,085	-	324,538
Total Assets	$37,704,457	$93,656,702	$23,480,108	$5,660,764	$160,502,031

Total Liabilities	$(894,887)	$(225,807)	$(2,140)	$(2,963)	$(1,125,797)

(b)	Segment information for operating results are as follows:

	Three months ended September 30, 2026
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(1,829)	$-	$-	$-	$(1,829)
Salaries and benefits	(449,718)	-	-	-	(449,718)
Share-based compensation	(403,290)	-	-	-	(403,290)
Other operating expenses	(528,438)	(29,014)	(29,014)	(815)	(587,281)
Total operating expense	(1,383,275)	(29,014)	(29,014)	(815)	(1,442,118)

Income from investments	301,741	8,322	6,527	-	316,590
Gain on disposal of property, plant and equipment	1,570	-	-	-	1,570
Foreign exchange gain (loss)	509	(143,020)	(123,526)	(27,714)	(293,751)
Net loss	$(1,079,455)	$(163,712)	$(146,013)	$(28,529)	$(1,417,709)

	Three months ended September 30, 2025
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(14,619)	$-	$-	$-	$(14,619)
Salaries and benefits	(432,582)	-	-	-	(432,582)
Share-based compensation	(324,826)	-	-	-	(324,826)
Other operating expenses	(425,650)	(93,597)	(23,678)	(1,880)	(544,805)
Total operating expense	(1,197,677)	(93,597)	(23,678)	(1,880)	(1,316,832)

Income from investments	114,051	-	-	-	114,051
Foreign exchange gain	146,947	231,507	78,690	-	457,144
Net (loss) income	$(936,679)	$137,910	$55,012	$(1,880)	$(745,637)

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the three months ended September 30, 2026 and 2025

(Expressed in US dollars)

12.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30,
Changes in non-cash operating working capital:	2026	2025
Receivables	$(16,764)	$(6,870)
Deposits and prepayments	(276,132)	(244,265)
Accounts payable and accrued liabilities	639,477	416,972
Due to a related party	33,806	6,180
	$380,387	$172,017

	Three months ended September 30,
Non-cash capital transactions:	2026	2025
Reduction of capital expenditures of mineral property interest in accounts payable and accrued liabilities	$(195,190)	$(2,481)

Cash and cash equivalents:	September 30, 2026	June 30, 2026
Cash on hand and at bank	$2,739,762	$4,695,723
Cash equivalents	34,182,785	33,869,606
	$36,922,547	$38,565,329

Cash and cash equivalents consists of:

Cash and cash equivalents:	September 30, 2026	June 30, 2026
Cash on hand and at bank	$2,739,762	$4,695,723
Cash equivalents	34,182,785	33,869,606
	$36,922,547	$38,565,329

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